UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul updates the market on its partnership with Lilium

São Paulo, August 2, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, updates the market on its plans for a strategic partnership with Lilium GmbH (“Lilium”), to build an exclusive electric vertical take-off and landing (“eVTOL”) network in Brazil. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft expected to start operating in 2025. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.

Through this potential air network, Azul intends to increase connectivity in Brazil with an increasingly innovative plan. The announcement follows Azul’s strategy to accelerate its ESG commitments by leveraging, in an unprecedented way, economic and social development in Brazil through a 100% electric airplane model, with zero carbon emissions.

“Azul has the most unique and sustainable business model in Brazil. Our brand presence, our unique route network, and our powerful loyalty program give us the tools to create the markets and demand for the Lilium Jet network in Brazil. As we did in the Brazilian domestic market over the last 13 years, we look forward to again, now with the Lilium Jet, creating a whole new market in the years to come”, says John Rodgerson, Azul’s CEO.

Azul will keep the market updated of any developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to more than 110 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 02, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer